Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0472 F: +1 202.637.3593 cynthiabeyea@ eversheds-sutherland.com

May 24, 2017

VIA EDGAR

Kenneth Ellington

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	NorthStar Corporate Income Fund – Post-Effective Amendment to Registration Statement on Form N-2 (File Nos. 333-206018; 811-23081)
RE:	NorthStar Corporate Income Fund-T – Post-Effective Amendment to Registration Statement on Form N-2 (File Nos. 333-208211; 811-23116)

Dear Mr. Ellington:

On behalf of NorthStar Corporate Income Fund (the “Multi-Class Fund”) and NorthStar Corporate Income Fund-T (“Fund-T”) (each, a “Fund” and collectively, the “Funds”) and as discussed during follow-up conversations with the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on May 22, 2017 and May 23, 2017, set forth below is the Funds’ supplemental response to an accounting comment previously provided to the Funds on April 6, 2017, regarding the post-effective amendments to the Funds’ registration statements on Form N-2 (each, the “Registration Statement” and collectively, the “Registration Statements”), that were filed with the SEC on March 16, 2017 and amended on May 19, 2017. The Staff’s comment is set forth below and is followed by the response of the Funds. Defined terms used but not defined herein are intended to have the meaning ascribed to them in the Registration Statements.

Accounting Comment

1.	Under “Summary of Fees and Expenses,” it was noted that both Funds disclose Annual Master Fund Expenses, which include “Other Expenses,” of 1.6%. The Staff notes that the Funds’ most recent Form N-CSR filings indicate that the Funds have their own operating expenses. Please confirm that the Fee Tables in the Registration Statements include the expenses of such Fund and the Master Fund and, if not, please revise the amount disclosed as “Other Expenses” in the Fee Tables.

Response: Each Fund confirms that the Fee Tables in its Registration Statement includes the expenses of the Fund and the Master Fund. The projected operating expenses for the next fiscal year for each Fund is de minimis (less than one basis point) and, as a result, the total annual operating expenses for both the applicable Fund and Master Fund, as shown in such Fund’s fee table, does not differ from the total annual operating expenses as shown in the Master Fund’s fee table.

*       *       *

Please do not hesitate to call me at (202) 383-0472 if you have any questions or require any additional information.

Sincerely,

/s/ Cynthia R. Beyea

Cynthia R. Beyea

cc: Sandra M. Forman, Colony NorthStar, Inc.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.